                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*


                                 PC Quote, Inc.
                                ---------------
                                (Name of Issuer)


                     Common Stock, $.001 par value per share
                    -----------------------------------------
                         (Title of Class of Securities)

                                    693236200
                                ----------------
                                 (CUSIP Number)

                                James F. Mosier,
                     Corporate Secretary and General Counsel
                               PICO Holdings, Inc.
                         875 Prospect Street, Suite 301
                               La Jolla, CA 92037
                                 (619) 456-6022
             -------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 18, 1998
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including exhibits. See Section 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 693236200              AMENDMENT NO. 5
                                       TO
                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  PICO Holdings, Inc.

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS):                                            (a) [X]

                                                                        (b) [ ]
3.       SEC USE ONLY:


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):
                  OO

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                           [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                                   7,254,295 shares
8.       SHARED VOTING POWER:                                 3,957,500 shares
9.       SOLE DISPOSITIVE POWER:                              7,254,295 shares
10.      SHARED DISPOSITIVE POWER:                            3,957,500 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  11,211,795 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):  [  ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  50.8%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  HC

CUSIP NO. 693236200              AMENDMENT NO. 5
                                       TO
                                  SCHEDULE 13D


1.       NAME OF REPORTING PERSON
         I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

                  Physicians Insurance Company of Ohio

2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
         (SEE INSTRUCTIONS):                                        (a)  [X]

                                                                    (b)  [ ]
3.       SEC USE ONLY:


4.       SOURCE OF FUNDS (SEE INSTRUCTIONS):
                  OO

5.       CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(d) or 2(e):                        [ ]

6.       CITIZENSHIP OR PLACE OF ORGANIZATION:

                  Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.       SOLE VOTING POWER:                                        None
8.       SHARED VOTING POWER:                                 3,957,500 shares
9.       SOLE DISPOSITIVE POWER:                                   None
10.      SHARED DISPOSITIVE POWER:                            3,957,500 shares

11.      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON:

                  3,957,500 shares

12.      CHECK IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS):                   [ ]

13.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):

                  24.6%

14.      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS):

                  IC

ITEM 1.    SECURITY AND ISSUER.

           This Amendment No. 5 to Schedule 13D ("Amendment No. 5") relates to the shares of Common Stock, $.001 par value (the "PC Quote Shares"), of PC Quote, Inc. ("PC Quote"). The address of the principal executive offices of PC Quote is 300 South Wacker Drive, Chicago, Illinois 60606.

ITEM 2.    IDENTITY AND BACKGROUND.

           The persons filing this Amendment No. 5 are PICO Holdings, Inc. ("Holdings") and Physicians Insurance Company of Ohio ("Physicians").

ITEM 3.    SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

           Please see Item 4 below.

ITEM 4.    PURPOSE OF TRANSACTION.

PURCHASE AND SALE OF PREFERRED STOCK; ISSUANCE OF NEW WARRANT

           On September 23, 1998, PC Quote entered into a Securities Purchase Agreement (the "Purchase Agreement") with Holdings and Physicians (collectively, the "Reporting Persons") providing for the conversion of the PC Quote debt owned by Holdings and Physicians into convertible preferred stock and a warrant to purchase PC Quote Shares. The PC Quote shareholders approved the transactions contemplated by the Purchase Agreement on December 17, 1998 and the closing of such transactions occurred on December 18, 1998 (the "Closing").

           As described in the Reporting Persons' Amendment No. 4 to Schedule 13D ("Amendment No. 4"), Physicians was the holder of a Subordinated Convertible Debenture dated November 14, 1996, as amended (the "Debenture"), in the original principal amount of $2,500,000. On September 23, 1998, Physicians and PC Quote entered into a Second Amendment to Convertible Subordinated Debenture Due 2001 (the "Second Amendment") pursuant to which the conversion provisions of the Debenture were amended as additional consideration for Physicians entering into the Purchase Agreement. Pursuant to the Second Amendment, Physicians had the right, at any time on or before April 30, 1999 or the full payment of the Debenture, to convert the principal amount of the Debenture, plus all accrued interest as of the date of such conversion (collectively, the "Conversion Date Debenture Balance"), into shares of Series A Preferred Stock of PC Quote determined by dividing the following by 100: the number calculated from the division of the Conversion Date Debenture Balance by the lowest of the following numbers: (i) 1.5625; (ii) the closing sale price of the PC Quote Shares as reported on the American Stock Exchange ("AMEX") one day prior to the conversion date; or (iii) the average AMEX closing price of the PC Quote Shares over the 20-day period immediately preceding the conversion date. The other terms of the Debenture, as described in Amendment No. 4 remained the same.

           Also as described in Amendment No. 4, PC Quote was indebted to Holdings and its wholly-owned subsidiaries, Sequoia Insurance Company and Citation Insurance Company (the "Subsidiary Lenders"), in the aggregate original principal amount of $3,290,000.

            Pursuant to the terms of the Purchase Agreement, Physicians acquired 19,075 shares of Series A 5% Convertible Preferred Stock (the "Series A Preferred Stock") through the conversion of the Debenture and Holdings was issued 28,791 shares of Series B 5% Convertible Preferred Stock (the "Series B Preferred Stock") in consideration for the cancellation of the indebtedness from PC Quote to Holdings and the Subsidiary Lenders.

           At the Closing, PC Quote issued to Holdings a warrant (the "New Warrant") to purchase 3,106,163 PC Quote Shares. The New Warrant has an exercise price of $1.575, subject to anti-dilution adjustment (the "New Warrant Exercise Price"), and an expiration date of April 30, 2005.

EXTENSION OF TERM OF EXISTING WARRANTS

           At the Closing, PC Quote and Holdings entered into amendments of three Common Stock Purchase Warrants to purchase an aggregate of 949,032 PC Quote Shares (the "Existing Warrants") held by Holdings to extend the term thereof from April 30, 2000 to April 30, 2005.

DIVIDENDS

           A holder of Series A Preferred Stock will be entitled to receive cash dividends, when and as declared by the PC Quote Board out of funds legally available for such purpose, in the annual amount of 5% of the per share purchase price, payable quarterly on the 15th day of September, December, March and June, in each year. A holder of Series B Preferred Stock will be entitled to receive cash dividends, when and as declared by the PC Quote Board out of funds legally available for such purpose, in the annual amount of 5% of the per share purchase price, payable quarterly on the 15th day of September, December, March and June, in each year. Dividends payable for any period less than a full quarter will be computed on and paid for the actual number of days elapsed. Dividends will accrue on each share of Series A Preferred Stock and each share of Series B Preferred Stock from December 18, 1998 (the "Issuance Date").

           No dividends may be declared on any other series or class or classes of stock of PC Quote unless there shall be or have been declared on all shares of Preferred Stock then outstanding the dividends for all quarter-yearly periods coinciding with or ending before each quarter-yearly period. Dividends will be cumulative. No interest, or sum of money in lieu of interest, will be payable in respect of any dividend payment which is in arrears. If in any quarter-yearly dividend period, dividends in the annual amount have not been declared and paid or set apart for payment for such quarter-yearly dividend period and all preceding such periods from the first day from which dividends are cumulative, then, until the aggregate deficiency is declared and fully paid or set apart for payment, PC Quote may not (i) declare or pay or set apart for payment any dividends or make any other distribution on any other capital stock or securities having an equity interest in PC Quote ranking junior to or on a parity with the Preferred Stock with respect to the payment of dividends or distribution of assets on liquidation, dissolution or winding up of PC Quote (the "Secondary Stock") (other than dividends or distributions paid in shares of, or options, warrants or rights to subscribe for or purchase Secondary Stock) or (ii) make any payment on account of the purchase, redemption, other retirement or acquisition of any Secondary Stock with respect to the payment of dividends or distribution of assets on liquidation, dissolution or winding up of PC Quote.

CONVERSION OF PREFERRED STOCK

           A holder of Preferred Stock will have the right, at such holder's option, to convert the Preferred Stock into PC Quote Shares. If any Preferred Stock remains outstanding on the fifth anniversary after the Issuance Date, then such Preferred Stock will automatically convert to PC Quote Shares on such fifth anniversary.

           At any time or times on or after the Issuance Date, any holder of Preferred Stock will be entitled to convert any whole number of shares of Preferred Stock into fully paid and nonassessable PC Quote Shares (rounded to the nearest whole share). The number of PC Quote Shares issuable upon conversion of the Preferred Stock will be determined by multiplying the product of one hundred (100) and the number of shares of Preferred Stock to be converted into PC Quote Shares by:

                    (i) in the case of Series A Preferred Stock, (A) $1.5625 PLUS (B) the amount of any accrued but unpaid dividends attributable to such Series A Preferred Stock, DIVIDED BY the lower of (X) $1.5625, (Y) the average Closing Sale Price (as defined) of the PC Quote Shares over the twenty-day period immediately prior to the day the Series A Preferred Stock is to be converted into PC Quote Shares; or (Z) the Closing Sale Price one day prior to the day the Series A Preferred Stock is to be converted into PC Quote Shares (the "Series A Conversion Rate").

                    (ii) in the case of Series B Preferred Stock, (A) $1.3125 PLUS (B) the amount of any accrued but unpaid dividend attributable to such Series B Preferred Stock, DIVIDED BY the lower of (X) $1.3125, (Y) the average Closing Sale Price of the PC Quote Shares over the twenty-day period immediately prior to the date the Series B Preferred Stock is to be converted into PC Quote Shares; or (Z) the Closing Sale Price one day prior to the day the Series B Preferred Stock is to be converted into PC Quote Shares (the "Series B Conversion Rate").

           In order to prevent dilution of the rights granted, the Series A and Series B Conversion Rates will be subject to adjustment for issuance of additional securities of PC Quote, including common stock, options or convertible securities, and reclassifications or changes of outstanding securities (by any stock split, reverse stock split, combination, stock dividend, recapitalization or otherwise).

VOTING RIGHTS OF PREFERRED STOCK

           The holders of Preferred Stock will be entitled to notice of any shareholders' meeting and to vote upon any matter submitted to the shareholders for a vote on the following basis. Each holder of Preferred Stock will have the number of votes equal to the number of PC Quote Shares into which the Preferred Stock then held by such holder is convertible, as adjusted from time to time.

           Holders of Preferred Stock will have the exclusive right to elect two of the five directors to the PC Quote Board. Ronald Langley, the Chairman of the Board of Holdings and Physicians, and John R. Hart, the President and Chief Executive Officer of Holdings and Physicians, have been elected to the Board of Directors of PC Quote.

NEW WARRANT EXERCISE AND ADJUSTMENTS

           The holder of the New Warrant will have the right, at such holder's option, to exercise the New Warrant, or any portion thereof, and to purchase the corresponding whole number of PC Quote Shares, at the New Warrant Exercise Price, at any time after the Issuance Date until April 30, 2005. In lieu of exercising the New Warrant for cash, the holder may elect to receive PC Quote Shares equal to the "value" of the New Warrant determined in accordance with a formula specified in the New Warrant (the "Conversion Value"). The number of PC Quote Shares subject to the New Warrant and the New Warrant Exercise Price will be adjusted to reflect stock dividends; reclassifications or changes of outstanding securities of PC Quote; any consolidation, merger or reorganization of PC Quote; stock splits; issuances of rights, options or warrants to all holders of shares of PC Quote exercisable at less than the current market price per share; and other distributions to all holders of PC Quote Shares. In the event of any sale, license or other disposition of all or substantially all of the assets of PC Quote or any reorganization, consolidation or merger involving PC Quote in which the holders of PC Quote's securities before the transaction beneficially own less than 50% of the outstanding voting securities of the surviving entity (an "Acquisition"), if the successor entity does not assume the obligations of the New Warrant and the holder has not fully exercised the New Warrant, the unexercised portion of the New Warrant will be deemed automatically converted into PC Quote Shares at the Conversion Value. Alternatively, the holder may elect to cause PC Quote to purchase the exercised portion of the New Warrant for cash upon the closing of any Acquisition for an amount equal to (a) the fair market value of any consideration that would have been received had the holder exercised the unexercised portion of the New Warrant immediately before the record date for determining stockholders entitled to participate in the proceeds of the Acquisition, less (b) the aggregate New Warrant Exercise Price.

ITEM 5.    INTEREST IN SECURITIES OF THE ISSUER.

           (A) (B) Beneficial Ownership of PC Quote Shares:

                                              PC Quote Shares
                                                which may be
                                                Acquired upon
                                             Exercise of Existing
                                               Warrants or New
                                              Warrant or upon
                                                Conversion of
                                              Series A Preferred        Total PC Quote           Percent of
                         PC Quote Shares       Stock or Series B         Shares Bene-          Outstanding PC
     Person              Currently Held         Preferred Stock         ficially Owned        Quote Shares (1)
     ------              --------------         ---------------         --------------        ----------------
Holdings                 2,370,000 (2) (3)      8,841,795 (4) (5)         11,211,795                  50.8%
Physicians               2,050,000 (2) (3)      1,907,500 (5)              3,957,500                  24.6%

-------------------

(1) The percent of the outstanding PC Quote Shares is based upon the number of PC Quote Shares outstanding as of February 3, 1999 (14,183,182), the number of PC Quote Shares that the person may acquire upon exercise of the Existing Warrants or the New Warrant and the number of PC Quote Shares that the person may acquire upon conversion of the Series A Preferred Stock or the Series B Preferred Stock.

(2) Includes 2,050,000 PC Quote Shares beneficially owned directly by Physicians which is a direct subsidiary of Holdings. As a result of Holdings' status as parent of Physicians, Physicians and Holdings may be deemed to share voting and investment power with respect to these PC Quote Shares.

(3) Does not include PC Quote Shares which may be acquired by Physicians as a result of a Rights offering as described in Item 4 of Amendment No. 1 to Schedule 13D filed by the Reporting Persons on June 11, 1997.

(4) Includes 4,055,195 PC Quote Shares which may be acquired upon exercise of the Existing Warrants and the New Warrant beneficially owned directly by Holdings. Also includes 2,879,100 PC Quote Shares which may be acquired upon conversion of the Series B Preferred Stock beneficially owned directly by Holdings.

(5) Includes 1,907,500 PC Quote Shares which may be acquired upon conversion of the Series A Preferred Stock beneficially owned by Physicians.

           (C) See Item 4.

           (D) See Items 5(A) and 5(B) of this Amendment No. 5 above.

           (E) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

           See Item 4 of this Amendment No. 5 above.

ITEM 7.    MATERIAL TO BE FILED AS EXHIBITS.

           Exhibit A -   Joint Filing Agreement, dated February 5, 1999, between
                         PICO Holdings, Inc. and Physicians Insurance Company of
                         Ohio

           Exhibit B -   Securities Purchase Agreement, made as of September
                         23, 1998, among PC Quote, Inc., PICO Holdings, Inc. and
                         Physicians Insurance Company of Ohio [Incorporated herein by reference to Exhibit 4.1 to PC Quote's
                         Current Report on Form 8-K, dated October 6, 1998 and filed on October 6, 1998 (the "PC Quote Form 8-K")]

           Exhibit C -   Form of Certificate of Designations of Series A and
                         Series B Preferred Stock of PC Quote [Incorporated herein by reference to Exhibit 4.2 to the PC Quote Form
                         8-K]

           Exhibit D -   Form of Registration Rights Agreement among PC
                         Quote, Inc., PICO Holdings, Inc. and Physicians
                         Insurance Company of Ohio [Incorporated herein by reference to Exhibit 4.3 to the PC Quote Form 8-K]

           Exhibit E -   Common Stock Purchase Warrant issued to PICO Holdings,
                         Inc. by PC Quote, Inc. on December 18, 1998

           Exhibit F -   Form of First Amendment to Common Stock Purchase
                         Warrant between PC Quote, Inc. and PICO Holdings, Inc.
                         with respect to Common Stock Purchase Warrant granted on May 5, 1997 [Incorporated herein by reference to
                         Exhibit 4.5 to the PC Quote Form 8-K]

           Exhibit G -   Form of First Amendment to Common Stock Purchase
                         Warrant between PC Quote, Inc. and PICO Holdings, Inc.
                         with respect to Common Stock Purchase Warrant granted on August 8, 1997 [Incorporated herein by reference to
                         Exhibit 4.6 to the PC Quote Form 8-K]

           Exhibit H -   Form of First Amendment to Common Stock Purchase
                         Warrant between PC Quote, Inc. and PICO Holdings, Inc.
                         with respect to Common Stock Purchase Warrant granted on September 22, 1997 [Incorporated herein by reference to Exhibit 4.7 to the PC Quote Form 8-K]

           Exhibit I -   Second Amendment to Convertible Subordinated
                         Debenture Due 2001, dated as of September 23, 1998, between Physicians Insurance Company of Ohio and PC
                         Quote, Inc.

                                   SIGNATURES
                                   ----------

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  February 5, 1999                   PICO HOLDINGS, INC.


                                          By: /s/ James F. Mosier
                                             ----------------------------------
                                               James F. Mosier,
                                               General Counsel and Secretary


Date:  February 5, 1999                   PHYSICIANS INSURANCE COMPANY OF OHIO


                                          By: /s/ James F. Mosier
                                             ----------------------------------
                                               James F. Mosier,
                                               General Counsel and Secretary